O’Neill Law Group PLLC	435 Martin Street, Suite 1010 Blaine, WA 98230

Stephen F.X. O’Neill*	Telephone:	360-332-3300
Christian I. Cu**	Facsimile:	360-332-2291
Conrad Y. Nest*	E-mail:	cic@stockslaw.com

File #4373

May 18, 2006
VIA EDGAR & FEDEX

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Office of Emerging Growth Companies
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549

Attention: Maureen Bauer, Staff Accountant

Dear Sirs/Mesdames:

RE:	LABURNUM VENTURES, INC. (the “Company”)
	-	Registration Statement on Form SB-2 Originally filed February 21, 2006; Amendment 1 Filed April 28, 2006
	-	File Number 333-131953

We write on behalf of the Company in response to your comment letter dated May 8, 2006 regarding the above-referenced Form SB-2 filing (the “Comment Letter”). On behalf of the Company, we have filed with the United States Securities and Exchange Commission (the “SEC”) via the EDGAR system, Amendment No. 2 to the Registration Statement on Form SB-2/A (as revised, the "Amended Form SB-2"). We enclose with this letter a copy of the Amended Form SB-2, along with a redlined copy reflecting the changes from the previous filing.

In addition to the Amended Form SB-2, we also provide below our responses to the comments made in the Comment Letter. Our responses herein are based on the factual information provided to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter. Capitalized terms used herein and not defined, have the same meanings given such terms in the Amended Form SB-2.

VANCOUVER OFFICE:	O’Neill Law Corporation
Suite 1880, 1055 West Georgia Street, Box 11122, Vancouver, British Columbia, Canada V6E 3P3
Tel: (604) 687-5792 / Fax: (604) 687-6650

*Washington and British Columbia Bars; ** Nevada, Washington and British Columbia Bars

O’Neill Law Group PLLC	2
United States Securities and Exchange Commission
Attention: Maureen Bauer, Staff Accountant

FINANCIAL STATEMENTS, PAGE F-1

1.

PROVIDE A NOTE TO THE FINANCIAL STATEMENTS THAT EXPLAINS THE REVISIONS THAT WERE MADE TO THE FINANCIAL STATEMENTS. REFER TO PARAGRAPH 37 OF APB 20. WE ALSO BELIEVE THE CHANGE SHOULD BE REFERENCED IN THE AUDITOR’S REPORT, AS INDICATED BY AICPA AUDITING STANDARDS SECTION 561.06.a., WITH DUAL DATING OF THE AUDIT REPORT NECESSARY IN SOME CIRCUMSTANCES. PLEASE REVISE.

In response to this comment, the Company has restated its October 31, 2005 and 2004 financial statements by adding Note 12. In addition, the Company’s auditors have revised their audit report to make reference to the restatement and have dual dated their report as requested.

If you have any questions or require any additional information or documents, please telephone the undersigned at (604) 687-5792.

Yours truly,

“Christian I. Cu”

CHRISTIAN I. CU

CIC/clk

Enclosures

cc:	Laburnum Ventures, Inc.
Attn: Thomas R. Brown, President